
September 7, 2012

<u>Via E-mail</u>
Mr. Michael J. Angelakis
Chief Financial Officer
Comcast Corporation
One Comcast Center
Philadelphia, PA 19103

  Re: Comcast Corporation
     Form 10-K for the fiscal year ended December 31, 2011
     Filed February 23, 2012
     Response dated August 2, 2012
     File No. 1-32871

Dear Mr. Angelakis:

   We have reviewed your response letter dated August 2, 2012 and have the following comments. As noted in our letter dated June 28, 2012, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the year ended December 31, 2011</u>

<u>Risk Factors, page 28</u>

<u>We rely on network and information systems and other technologies, as well as…, page 34</u>

1. In your response to prior comment one, you indicate that you have not to date experienced any significant degradation or disruption to your network or information systems. Based on your response, it appears that you may have experienced one or more cybersecurity attacks or incidents that did not result in a significant degradation or disruption to your network or information systems. If true, beginning with your next

Form 10-Q, please confirm that you will simply state this fact so that investors are able to evaluate the risks in the appropriate context.

Item 8: Financial Statements and Supplementary Data

Consolidated Statement of Income, page 78

2. We note your response to prior comment three. As discussed with you in our telephone call on September 5, 2012, we continue to believe that your current presentation is not in compliance with Rule 5-03 of Regulation S-X. Please revise your presentation accordingly.

Please file all correspondence over EDGAR. Please file all correspondence over EDGAR. You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Legal Examiner at (202) 551- 6971 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director